Page 3 of 7 Pages

Item 1.  Security and Issuer.

	This statement relates to the shares of common stock, no par value per share
 	(the "Shares") of Sport-Haley, Inc.  ("SPOR") which maintains its principal
	executive offices at 4600 E. 48th Avenue, Denver, Colorado 80216.



Item 2.  Identity and Background.

	(a), (b) and (c)  This statement is filed by Hillson Partners Limited
	Partnership ("Hillson"), 6900 Wisconsin Avenue, Suite 501, Bethesda, Maryland
	20815.  Hillson was formed as a limited partnership in October of 1991 under
	the laws of the State of Maryland for the purpose, among other things, of
	investing its assets in stocks, bonds and other financial instruments.  The
	general partner of Hillson is Hillson Financial Management, Inc., a Maryland
	corporation whose President and controlling stockholder is Daniel H.
	Abramowitz.

	(d)  During the past five years, neither Hillson nor Mr. Abramowitz has been
	convicted in a criminal proceeding (excluding traffic violations or similar
	misdemeanors).

	(e)  During the past five years, neither Hillson nor Mr. Abramowitz has been a
	party to a civil proceeding of a judicial or administrative body of competent
	jurisdiction and as a result of which was subject to a judgment, decree of
	final order enjoining future violations of, or prohibiting or mandating
	activities subject to federal or state securities laws or finding any
	violation with respect to such laws.

	(f) Hillson is a Maryland limited partnership.

									Page 4 of 7 Pages

Item 3.  Source and Amount of Funds.

	The aggregate purchase price, including brokerage commissions, for the 274,600
	Shares acquired by Hillson as of the close of business on May 22, 2001 is
	$853,206.  Such funds were provided by Hillson's working capital.


Item 4.  Purpose of Transaction.

	Hillson has purchased the Shares for capital appreciation.  Hillson has no
	current plans or proposals regarding any extraordinary transaction involving
	SPOR, including any merger, reorganization or liquidation, sale or transfer
	of assets, change in the board of directors or management, change in the
	present capitalization or dividend policy, change in business or corporate
	structure, change in the charter or by-laws or any action similar to any of
	the foregoing.  Hillson may buy or sell Shares in the future depending on
	price, availability and general market conditions.

	Hillson believes that SPOR's shares are significantly undervalued.  Hillson
	has had discussions with SPOR regarding various ways to enhance shareholder
	value, and Hillson expects to continue to have such discussions in the
	future

	Except as disclosed herein, Hillson has no current intention with respect to
	any action referred to in the text of Item 4 of Schedule 13D, however,
	Hillson reserves the right to act with respect to any of them as it deems in
	its own best interests at any time.


Item 5.  Interest in Securities of the Issuer.

	(a) As of the close of business on May 22, 2001 Hillson owned beneficially 274,600 Shares representing 7.98% of the Shares outstanding.1

									Page 5 of 7 Pages

	(b)  The information in Items 7 through 10 of the cover sheet to this
	Schedule 13D is incorporated herein by reference.

	(c)  All transactions by Hillson in the Shares in the sixty days preceding the
	date of the Statement are reported on Schedule A attached hereto and
	incorporated herein by reference.  All such transactions were open market
	transactions effected by Hillson, unless otherwise indicated, on the NASDAQ
	national market system.

	(d)  No person, other than Hillson, has the right to receive dividends from,
	and proceeds from the sale of, the Shares reported on herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	None.

Item 7.  Material to be Filed as Exhibits.

	None.







									Page 6 of 7 Pages

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify
	that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2001

						Hillson Partners Limited Partnership

						By:  Hillson Financial Management, Inc.

						By:
						       Daniel H. Abramowitz
						       President















									Page 7 of 7 Pages

						SCHEDULE A

Transactions by Hillson Partners Limited Partnership in the Shares of Sport-Haley, Inc. in the sixty days preceding the date of this Statement.

					Number of                     		Price
Date					Shares Purchased			Per Share*

03/27/01					1,000				3.106

03/30/01					1,000				3.106

04/02/01					2,500				3.091

04/03/01					2,500				3.091

04/04/01					2,600				2.923

04/05/01					5,000				2.666

04/06/01					1,500				2.879

04/09/01					1,500				2.837

04/30/01					2,500				2.926

05/07/01					1,000				2.835

05/16/01					  800				2.869

05/17/01					1,400				3.004

05/22/01					25,000				2.995


*  Includes brokerage commissions